UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ___________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1) NPS PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

KNIGHT NEWCO 2, INC. SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED SHIRE PLC
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
62936P103
(Cusip Number of Class of Securities)

Mark Enyedy Interim General Counsel Shire plc 5 Riverwalk, Citywest Business Campus, Dublin 24, Ireland +353 1 429 7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Shire plc, a company incorporated in Jersey, Channel Islands (“Shire”), Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland (“SPHIL”), and Knight Newco 2, Inc., a Delaware corporation and an indirect wholly owned subsidiary of each of Shire and SPHIL (“Purchaser”), with the Securities and Exchange Commission on January 23, 2015 (the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of NPS Pharmaceuticals, Inc., a Delaware corporation (“NPS”), for $46.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 23, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibit (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

Items 1 through 9, and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

(a)      The first paragraph under the heading “16. Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“As of January 26, 2015, we are aware of four putative class action lawsuits challenging the transactions contemplated by the Merger Agreement, filed by purported NPS stockholders, in the Delaware Court of Chancery against various combinations of NPS, the members of the NPS Board, Shire, SPHIL and Purchaser (collectively, the “Defendants”). The actions are captioned Bragger v. NPS Pharmaceuticals, Inc. et al., Case No. 10553-VCN, Grimaldi v. NPS Pharmaceuticals, Inc. et al., Case No. 10563-VCN, Goldstein v. NPS Pharmaceuticals, Inc., et al., Case No. 10577-VCN and Mantler v. NPS Pharmaceuticals, Inc. et al., Case No. 10580-VCN. The complaints generally allege, among other things, that the NPS Board breached its fiduciary duties to NPS’s stockholders, and that the corporate defendants aided and abetted such breaches, by engaging in a flawed sales process, agreeing to a transaction price that does not adequately compensate stockholders and agreeing to certain deal protection provisions in the Merger Agreement that the plaintiff alleges impede or preclude a potential topping bid. The complaints seek, among other things, to enjoin the Defendants from consummating the transactions contemplated by the Merger Agreement, damages, and an award of attorneys’ fees and costs.”

(b)      The following text is hereby added to Items 1 through 9, and Item 11 of the Schedule TO:

“On January 23, 2015, Shire noted the announcement on January 23, 2015 by NPS that the U.S. Food and Drug Administration (FDA) has approved NATPARA® (parathyroid hormone) as an adjunct to calcium and vitamin D to control hypocalcemia in patients with hypoparathyroidism. The press release issued by Shire noting the foregoing is filed as Exhibit (a)(5)(x) hereto and is incorporated herein by reference.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(x)	Press Release issued by Shire plc dated January 23, 2015 commenting on press release from NPS Pharmaceuticals, Inc. regarding FDA approval of NATPARA.
(a)(5)(xi)	Complaint filed in the Court of Chancery of the State of Delaware on January 23, 2015 (Goldstein v. NPS Pharmaceuticals, Inc. et al.).
(a)(5)(xii)	Complaint filed in the Court of Chancery of the State of Delaware on January 26, 2015 (Mantler v. NPS Pharmaceuticals, Inc. et al.).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 26, 2015

Knight Newco 2, Inc.

By:	/s/ Gary Sender
	Name:	Gary Sender
	Title:	President

Shire Pharmaceutical Holdings Ireland Limited

By:	/s/ Michael Garry
	Name:	Michael Garry
	Title:	Director

Shire plc

By:	/s/ Mark Enyedy
	Name:	Mark Enyedy
	Title:	Interim General Counsel

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated January 23, 2015.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement dated January 23, 2015.
(a)(5)(i)
Joint Press Release issued by Shire plc and NPS Pharmaceuticals, Inc. dated January 11, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Shire plc on January 12, 2015).

(a)(5)(ii)
Slide Presentation for Investor Conference Call dated January 11, 2015 (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 12, 2015).

(a)(5)(iii)
Transcript of Investor Conference Call dated January 11, 2015 (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 12, 2015).

(a)(5)(iv)
Letter to NPS Employees dated January 12, 2015 (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 12, 2015).

(a)(5)(v)	Slide Presentation (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 14, 2015).
(a)(5)(vi)
Extracts from the transcript of a presentation given by Flemming Ornskov, MD, Chief Executive of Shire, on January 13, 2015 at the J.P. Morgan 33rd Annual Healthcare Conference (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 14, 2015).

(a)(5)(vii)
Selected slides from a presentation given by Flemming Ornskov, MD, Chief Executive of Shire, on January 16, 2015 to employees of NPS Pharmaceuticals, Inc. (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 16, 2015).

(a)(5)(viii)	Complaint filed in the Court of Chancery of the State of Delaware on January 16, 2015 (Bragger v. NPS Pharmaceuticals, Inc. et al.).
(a)(5)(ix)	Complaint filed in the Court of Chancery of the State of Delaware on January 20, 2015 (Grimaldi v. NPS Pharmaceuticals, Inc. et al.)
(a)(5)(x)	Press Release issued by Shire plc dated January 23, 2015 commenting on press release from NPS Pharmaceuticals, Inc. regarding FDA approval of NATPARA.
(a)(5)(xi)	Complaint filed in the Court of Chancery of the State of Delaware on January 23, 2015 (Goldstein v. NPS Pharmaceuticals, Inc. et al.).
(a)(5)(xii)	Complaint filed in the Court of Chancery of the State of Delaware on January 26, 2015 (Mantler v. NPS Pharmaceuticals, Inc. et al.).
(b)(1)
US $2,100,000,000 Multicurrency Revolving and Swingline Facilities Agreement dated 12 December 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on December 12, 2014).

(b)(2)
Facilities Agreement dated January 11, 2015 among Shire plc, Citigroup Global Markets Limited, as mandated lead arranger and bookrunner, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on January 12, 2015).

(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of January 11, 2015 among Shire Pharmaceutical Holdings Ireland Limited, Knight Newco 2, Inc., NPS Pharmaceuticals, Inc. and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on January 12, 2015).

(d)(2)	Confidentiality Agreement dated as of December 16, 2014 between NPS Pharmaceuticals, Inc. and Shire Human Genetics Therapies, Inc.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.